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                            [REEDSMITH LETTERHEAD]

                                                               Reed Smith LLP
                                                          1301 K Street, N.W.
                                                      Suite 1100 - East Tower
                                                   Washington, D.C. 20005-3373
W. THOMAS CONNER                                              +1 202 414 9200
Direct Phone: +1 202 414 9208                             Fax +1 202 414 9299
Email: tconner@reedsmith.com                                    reedsmith.com

July 27, 2012

VIA E-MAIL AND EDGAR CORRESPONDENCE SUBMISSION

Mr. Sonny Oh
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: POST-EFFECTIVE AMENDMENTS ON FORM N-4 FOR METLIFE INVESTORS USA SEPARATE
    ACCOUNT A (FILE NO. 333-176374) AND FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE (FILE NO. 333-176691)

Dear Mr. Oh:

   On behalf of MetLife Investors USA Insurance Company and First MetLife Investors Insurance Company (collectively, the "Companies,") and their respective separate accounts, MetLife Investors USA Separate Account A and First MetLife Investors Variable Annuity Account One (each, a "Registrant," and collectively with the Companies, the "Registrants"), we are responding to the comments that you provided to me and my partner, Mary Payne, orally on July 17, 2012, in connection with certain post-effective amendments (the "Amendments") to the above-referenced registration statements. The Amendments were filed on June 1, 2012 pursuant to paragraph (a) (1) of Rule 485 under the Securities Act of 1933. As you know, the Amendments were filed to make certain changes to the versions of the Guaranteed Minimum Income Benefit ("GMIB") and Enhanced Death Benefit ("EDB") riders currently being offered with the variable annuity contracts that are the subject of the Amendments (the "Contracts").

   For ease of reference, each of the Staff's comments is set forth below, followed by the Company's or the Companies' (as the case may be) response. In certain cases, the comments correlate to certain comments we received orally from the Staff on July 12, 2012, on the "Class A" version of the Contracts, and with respect to which we responded in writing by letter dated July 19, 2012 (the "July 19th Letter"). We understand that the comments provided by the Staff relate primarily to the Amendment relating to the "Series VA" version of the Contract (issued from MetLife Investors USA Separate Account A), but may also apply in certain cases to the New York version of the Contract (issued from First MetLife Investors Variable Annuity Account One). In addition, we understand that


 NEW YORK . LONDON . HONG KONG . CHICAGO . WASHINGTON, D.C. . BEIJING . PARIS . LOS ANGELES . SAN FRANCISCO . PHILADELPHIA . SHANGHAI . PITTSBURGH . MUNICH
   . ABU DHABI . PRINCETON . NORTHERN VIRGINIA . WILMINGTON . SILICON VALLEY
                   . DUBAI . CENTURY CITY . RICHMOND . GREECE

                                          US_ACTIVE-110091122.3 7/27/12 3:47 PM

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Mr. Sonny Oh
July 27, 2012
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the Staff's comments may apply generally to the Class or Series (as the case may be) VA, VA-4, S, S-L, and O versions of the Contracts. Any changes we make will be submitted in a 497 filing.

1. COMMENT 1.

   Comment 1 is the same basic Comment 1 from the July 19th Letter.

   RESPONSE: The inadvertent incorporation of the April 2012 prospectus occurred solely with respect to the two "Class A" post-effective amendments. For the remainder of the filings, the Companies have reviewed the incorporations, and they are correct.

2. COMMENT 2.

    (a)Comment 2(a) is the same as Comment 2(a) from the July 19th Letter.

   RESPONSE:  Registrants provide the same confirmation as in the July 19th
Letter.

 (b)(i)Comment 2(b)(i) is basically the same as Comment 2(b) from the July 19th Letter.

   RESPONSE:  See our response in the July 19th Letter.

      (ii) On the front cover page, there are footnotes indicating that restrictions apply to the Met/Templeton International Bond Portfolio and the Van Eck Global Natural Resources Portfolio. If these footnotes are accurate, please disclose the restrictions in the prospectus sections describing these portfolios.

   RESPONSE: We reviewed the prospectus as requested, and believe that the restrictions are adequately described in the sections of the prospectus that describe the portfolios.

    (c)Comment 2(c) is basically the same as Comment 2(c) in the July 19th Letter, with an exhortation from the Staff to keep in mind that there may be EDB Max disclosure to address.

   RESPONSE: See our response to Comment 2(c) in the July 19th Letter, which in this case also addresses the Staff's questions regarding the EDB Max II rider.

    (d)Comment 2(d) is the same as Comment 2(d) from the July 19th Letter.

   RESPONSE: The cited reference will be changed to the "Statement of Additional Information dated April 30, 2012 (as supplemented)." Please note in this regard that we believe adding the parenthesis "as supplemented" achieves the Staff's goal as explained to us of adequately alerting investors to the fact there is a supplement; however, we do not believe it is necessary to identify the specific date of the supplement. We note in addition that of course, no such reference will be added when there is no supplement.

             (A)We presume this Comment stands as well.


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Mr. Sonny Oh
July 27, 2012
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   RESPONSE:  Registrants will ensure that the prospectus identifies the page number on which the Table of Contents of the SAI appears.

3. COMMENT 3.

   Comment 3 is similar to the Staff's Comment 3 in the July 19th Letter.

           (A)Expand dates to show a start and end date.

           (B)Footnotes 2 and 4 all drop away.

           (C)Include starting/ending date for the enhanced death benefits.

   RESPONSE: As we recently discussed with the Staff, new versions of optional riders generally are phased in over a period of time involving a series of different dates as respective state insurance departments sequentially approve the new rider. Accordingly, the Registrants believe strongly that providing starting and ending dates for new riders in the context of the Fee Table as the Staff requested, would become overly burdensome for the Companies and overwhelm investors with extensive amounts of information.

Notwithstanding the foregoing, we also noted in our recent discussions, Registrants will continue to study the feasibility of such disclosure. However, we respectfully note that there are no form requirements or written guidance, nor is there clear industry practice, on which to base such a presentation. Accordingly, we would greatly appreciate the Staff's guiding us to specific examples of other variable annuity issuers' prospectuses in light of the fact the Staff indicated that this has now become a routine disclosure comment from the Staff, and the Companies would certainly want to consider extant prevailing industry practices. Registrants do want to assure the Staff that they greatly appreciate the Staff's patience in this exercise as the Registrants continue to analyze prevailing industry practices and appropriate levels of disclosure.

4. COMMENT 4.

  (a) Comment 4(a) is basically the same as Comment 4(a) from the July 19th Letter.

   RESPONSE:  See our response to Comment 4(a) from the July 19th Letter.

  (b)  Comment 4(b) tracks Comment 4(b) from July 19th Letter.

   RESPONSE:  See our response to Comment 4(b) in the July 19th Letter.

             (i) Comment 4(b)(i) tracks Comment 4(b)(i) from the July 19/th/ Letter, with an additional request to also address the EDB Max rider.

   RESPONSE:  See above response.

             (ii) Several prospectuses have a similar disclosure section without matching sub-captions.


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Mr. Sonny Oh
July 27, 2012
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   RESPONSE:  Registrants will add an appropriate sub-caption as requested, and appreciate the Staff's drawing this issue to their attention.

  (c) Comment 4(c) is a new Comment. The staff directs the Registrants' attention to page 21, where there is a subsection entitled "Potential Restrictions on Subsequent Purchase Payments." The Staff notes there in disclosure regarding Oregon-imposed restrictions on various riders, but there is no discussion of Oregon-imposed restrictions on EDB Max II. Please verify whether such disclosure was inadvertently omitted.

   RESPONSE: Registrants verified such disclosure was not inadvertently omitted, because the EDB Max II rider was not offered in Oregon.

  (d) Comment 4(d) is also a new Comment. The Staff requests that the Registrants please be consistent with the bolding of subcaptions - e.g.,
                                                                          ----
       compare "EDCA" on page 24 of the marked version of the Series VA prospectus to "Changing Purchase Payment Allocation Instructions" on the same page. Note that the New York version of the prospectus appears to be correct.

   RESPONSE: Registrants will make any necessary revisions to the prospectus as necessary and appropriate.

  (e)  4(e) is the same as Comment 4(c) in the July 19th Letter.

   RESPONSE:  See our response to Comment 4(c) in the July 19/th/ Letter.

COMMENT 5.

  (a)  Comment 5(a) is the same as Comment 5(a)(i) from the July 19th Letter.

   RESPONSE: After circulating proposed revisions along the lines requested by the Staff internally among product actuaries, they indicated that the following disclosure would be most accurate and, we believe, still achieve the Staff's disclosure goals.

   Withdrawal adjustments in a Contract Year are determined according to (a) or
(b):

  (a) If total withdrawals in a Contract Year are greater than the Annual Increase Amount at the beginning of the Contract Year multiplied by the dollar-for-dollar withdrawal percentage (as defined below), or if the withdrawals are not paid to you (or to the Annuitant, if the contract is owned by a non-natural person) or to another payee we agree to, the withdrawal adjustment for each withdrawal in a Contract Year is the value of the Annual Increase Amount immediately prior to the withdrawal multiplied by the percentage reduction in Account Value attributed to that withdrawal (including any applicable withdrawal charge); or


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Mr. Sonny Oh
July 27, 2012
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    (b)If total withdrawals in a Contract Year are not greater than the Annual
       Increase Amount at the beginning of the Contract Year multiplied by the dollar-for-dollar withdrawal percentage, and if these withdrawals are paid to you (or to the Annuitant, if the contract is owned by a non-natural person) or to another payee we agree to, the total withdrawal adjustments for that Contract Year will be set equal to the dollar amount of total withdrawals (including any applicable withdrawal charge) in that Contract Year. These withdrawal adjustments will be treated as though the corresponding withdrawals occurred at the end of that Contract Year.

As described in (a) immediately above, if in any Contract Year you take cumulative withdrawals that exceed the Annual Increase Amount at the beginning of the Contract Year multiplied by the dollar-for-dollar withdrawal percentage, the Annual Increase Amount will be reduced in the same proportion that the entire withdrawal (including any applicable withdrawal charge) reduced the Account Value. Depending on the relative amounts of the Annual Increase Amount and the Account Value, such a proportional reduction may result in a significant reduction in the Annual Increase Amount (particularly when the Account Value is lower than the Annual Increase Amount), and could have the effect of reducing or eliminating the value of Annuity Payments under the GMIB rider. Limiting your cumulative withdrawals during a Contract Year to not more than the Annual Increase Amount at the beginning of the Contract Year multiplied by the dollar-for-dollar withdrawal percentage will result in dollar-for-dollar treatment of the withdrawals, as described in (b) immediately above.

The dollar-for-dollar withdrawal percentage will be higher if you wait to take your first withdrawal on or after the fifth contract anniversary. A higher dollar-for-dollar withdrawal percentage allows you to withdraw a larger amount each Contract Year while receiving dollar-for-dollar treatment of the withdrawals (as described in (b) above) rather than a proportional adjustment (as described in (a) above). As noted, depending on the relative amounts of the Annual Increase Amount and the Account Value, such "dollar-for-dollar" withdrawal adjustment may be more favorable than a "proportional reduction" adjustment.

  (b)  Comment 5(b) is the same as Comment 5(a)(ii) from the July 19th Letter.

   RESPONSE: The requested disclosure has been built into the new disclosure as discussed above.

6. COMMENT 6.

  (a) In the prospectus section entitled "9. Death Benefit," the Staff requests that the Registrant incorporate disclosure regarding the optional Death Benefit-Compounded Plus into the first paragraph under "Upon Your Death." The Staff indicated that although it is no longer offered, applicable operational restrictions should nonetheless be included to describe the differences among the featured benefits for fuller disclosure. The Staff suggested that we could go back and review the disclosure included in the prospectus when it was originally included.

   RESPONSE: The Registrants will consider what additional disclosure, if any would be useful.


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Mr. Sonny Oh
July 27, 2012
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  (b)  Comment 6(b) tracks Comment 5(a) from the July 19th Letter.

   RESPONSE:  Registrant will make conforming changes as the Staff requested.

  (c)  Comment 6(c) tracks Comment 5(b) from the July 19th Letter.

   RESPONSE:  See our response to Comment 5(b) from the July 19th Letter.

7. COMMENT 7.

   (a) Comment 7(a) is Comment 6(a) from the July 19th Letter, except that the Staff requests that the EDB Max examples be added.

   RESPONSE: Registrants' response is the same to the extent that it will use actual rates from the new GMIB Max IV rider.

  (b)  Comment 7(b) is new, with the added request to add GMIB and EDB examples.

   RESPONSE:  We will make the rate changes.

8. COMMENT 8.

   Comment 8 is Comment 7 from the July 19th Letter, but it applies only to the New York version.

   RESPONSE:  See our response to Comment 7 in the July 19th Letter.

9. COMMENT 9.

   Comment 9 is Comment 8 from the July 19th Letter.

   RESPONSE:  See our response to Comment 8 in the July 19th Letter.



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Mr. Sonny Oh
July 27, 2012
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10.COMMENT 10.

   Comment 10 is Comment 9 from the July 19th Letter.

   RESPONSE:  See our response to Comment 9 in the July 19th Letter.

Very truly yours,

/s/ W. Thomas Conner
--------------------------
W. Thomas Conner

cc: Mary Payne
    Marie Swift
    Michele Abate
    John Richards

WC:cj




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